UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-15697

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2010
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Elite Pharmaceuticals, Inc.

Full Name of Registrant

Former Name if Applicable

165 Ludlow Avenue

Address of Principal Executive Office (Street and Number)

Northvale, New Jersey 07647

City, State and Zip Code

PART II—RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort and expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III—NARRATIVE

State below, in reasonable detail, the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach extra Sheets if Needed)

The Registrant’s Annual Report on Form 10-K for the year ended March 31, 2010 could not be filed within the prescribed period due to the Registrant’s settlement of litigation with Midsummer Investment, Ltd. and Bushido Capital Master Fund, LP announced on June 30, 2010.   The extension is necessary to allow the material information of the settlement agreement to be properly included in the Form 10-K and the Registrant is unable to include such information in its Form 10-K in a timely manner without unreasonable effort and expense.

PART IV—OTHER INFORMATION

(1)                      Name and telephone number of person to contact in regard to this notification

Carter Ward	(201)	750-2646
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

   ☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

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Elite Pharmaceuticals, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2010	By:	/s/ Carter Ward
Name: Carter Ward
Title: Chief Financial Officer

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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Attachment A

Elite Pharmaceuticals, Inc. (“we” or “us”) anticipates that it will report significant changes in its results of operations for the year ended March 31, 2010 as compared to the same period in the prior fiscal year.

   Based on information available to us at this time, total revenues increased from approximately $2.3 million for the year ended March 31, 2009 to approximately $3.3 million in the year ended March 31, 2010, cost of revenues increased from approximately $1.5 million in the year ended March 31, 2009 to approximately $2.3 million in the year ended March 31, 2010, operating expenses decreased from approximately $7.2 million in the year ended March 31, 2009 to approximately $3 million in the year ended March 31, 2010 and other expenses increased from approximately $0.2 million for the year ended March 31, 2009 to other expenses of approximately $6.1 million for year ended March 31, 2010, resulting in an increase of net loss from approximately $6.6 million for the year ended March 31, 2009 to approximately $8.1 for the year ended March 31, 2010.

 Growth in revenues was attributable to an increase in manufacturing fees and royalty fees due to growth of product sales. Operating expenses decreased as a result of a reduction in salaries and wages, consulting fees and lower active pharmaceutical ingredient costs offset in part by increases in legal fees related to the Midsummer et al litigation. Other expenses increased as a result of derivative expenses related to changes in the fair value of our preferred shares and outstanding warrants, derivative interest expense, and discount in the Series E issuance attributable to beneficial ownership features. As a result of the foregoing, net loss for the year ended 2010 increased by 22 % as compared to the same period in 2009.

The foregoing is qualified in its entirety by reference to our audited financial statements for the year ended March 31, 2010, to be filed in our Annual Report on Form 10-K for the year ended March 31, 2010.

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